Exhibit 1.04

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Provides Update on Financial Reporting

CDC expects restatements of its previously filed financial statements for the three years ended December 31, 2005 and adjustments to its previously furnished results, resulting in increases in 2004 and 2006 GAAP net income

BEIJING, ATLANTA, May 18, 2007 — CDC Corporation (NASDAQ: CHINA) focused on global enterprise software and China New Media, which includes mobile applications, online games and a portal for the China market, announced today that as a result of the review processes in connection with the change in independent registered public accounting firm to Deloitte & Touche LLP (“Deloitte”) from Ernst & Young, as well as various corporate initiatives, including the proposed carve-out of CDC Software, the Company has identified matters which will require restatement of its previously filed financial statements for the three years ended December 31, 2005, and adjustments to its previously furnished financial results for the year ended December 31, 2006. The most significant of the identified matters relates to 2004 and 2005 deferred taxes associated with acquired entities. The Company currently estimates the restatement associated with deferred tax adjustments and other identified adjustments will increase net income by approximately $3.2 million in 2004 and lower net income by approximately $0.1 million in 2005. The Company does not expect any material adjustments to 2003 net income. These restatements are subject to review by external auditors and therefore subject to change prior to finalization of an amended 2005 Form 20-F/A which the Company currently anticipates filing by June 30, 2007.

In addition, as part of the completion of the 2006 audit by Deloitte, the Company expects to adjust its previously reported 2006 results. Due to the sustained profitability of certain tax entities owned by the Company, the Company expects to release the valuation allowance related to its deferred tax asset, thereby resulting in changes in net income as well as changes in balance sheet items, including goodwill and paid in capital.

In addition, in April 2007, the court hearing a breach of contract claim by NOW Solutions relating to the sale of a division of a subsidiary of the Company to NOW, issued a directed verdict against the Company. The Company is awaiting the issuance of the final order and judgment by the court, at which time the Company will determine if it will file an appeal. As a result of the directed verdict, however, the Company will make a pre-tax accounting reserve in the fourth quarter of 2006 to cover the anticipated potential costs of this matter.

The Company expects 2006 net income to increase by approximately $2.8 million related to these adjustments which are subject to review by external auditors and are therefore subject to change prior to the furnishing of its 2006 Form 20-F which the Company currently anticipates filing by June 30, 2007.

Total Estimated Impact to Net Income (NI) as a Result of Adjustments and Restatement

2004	2005	2006
Increase NI by $3.2 million	Decrease NI by $0.1 million	Increase NI by $2.8 million

The Company currently does not believe that adjustments will be necessary to its previously reported cash and cash equivalents for 2004, 2005 or 2006.

Management and Deloitte discussed these issues with the representatives of the Audit Committee during a meeting held on Friday, May 18, 2007.

As a result of the restatement, the Company believes that its previously issued financial statements and corresponding reports of independent registered public accountants and press releases containing its financial information for the years ended December 31, 2004 and December 31, 2005, as well as the first, second and third quarters of 2006, should no longer be relied upon. The Company intends to restate previously issued financial statements for the three years ended December 31, 2005 in its to-be-filed Annual Report on Form 20-F/A. The Company intends to adjust its previously furnished financial information for the year ended December 31, 2006 in its to-be-filed Annual Report on Form 20-F.

In light of the restatement, the Company believes that a material weakness existed in its internal controls over financial reporting as of December 31, 2006. Since that date, the Company has made, and expects to continue to make, significant strides in improving its financial organization and control environment including significant increases in professional staff. The Company intends to continue to devote significant additional resources to revise and improve its policies and procedures, including adding additional senior accounting and finance personnel, as remedial actions and measures.

“While this restatement is unfortunate, over the past year, CDC Corporation has aggressively moved to establish the financial foundation that will allow the Company to scale into a much larger organization and capture the numerous growth opportunities that lie ahead in enterprise software, on-line games, and mobile content,” said Mike Latimore, Chief Financial Officer, CDC Corporation.  “We have made significant strides in improving our financial infrastructure and we will continue to make further improvements to our financial control environment.”

The Company intends to continue its proposed carve out of CDC Software in as timely a manner as feasible after the restatement is complete. Additionally, the Company does not currently believe the restatement process affects the proposed carve-out process of CDC Games.

Except for historical information contained herein, the matters addressed herein are forward-looking statements. Please do not put undue reliance on these forward-looking statements. The information related to the restatement herein remains subject to review and audit by the Company’s current and former independent registered public accounting firms, and to completion of the audit of the Company’s 2006 financial statements. The completion of these processes could result in further adjustments and the actual impacts may be different from those currently anticipated as set forth herein. There can be no assurance that the amount of any further adjustments will not be material, either individually or in the aggregate.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding particular line items in previously issued financial statements which require restatement, the size of such adjustments, line items for which the Company does not believe require restatement, whether additional line items require restatement, the timing of the filing of restated financial statements, whether a material weakness exists in the Company’s internal controls, the actions the Company intends to take to improve its internal controls and effectiveness of such actions, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the completion of the internal review by management, the review by the Company’s Audit Committee and Board of Directors, the review of the Company’s current and former independent registered public accounting firms If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.